P.E. 2/1/02





FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30868

For the Months of December 2001 through February 2002

Crosswave Communications Inc.

(Translation of registrant's name into English)

Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBIT INDEX IS ON PAGE 2

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crosswave Communications Inc.

Date: Feb. 15, 2002

By:
Koichi Suzuki
President

EXHIBIT 1


CROSSWAVE
COMMUNICATIONS

Citigate
Dewe Rogerson

FOR IMMEDIATE RELEASE

CONTACT IN JAPAN
Crosswave Communications Inc.
Kayoko Miyako
Investor Relations/Media Relations
E-mail: ir@cwc.co.jp
Phone: 81-3-5205-4580

CONTACT IN THE UNITED STATES
Citigate Dewe Rogerson
Robin Weinberg
Investor Relations/Media Relations
E-mail: robin.weinberg@citigatedr-ny.com
Phone: US 212-688-6840

Crosswave Communications Inc. 3rd Quarter of Fiscal Year 2001 Conference Call to be Broadcast Over the Internet

New York, January 28, 2002 – Crosswave Communications Inc. (Nasdaq: CWCI) ("Crosswave"), a pioneer in broadband data communications in Japan, announced today that it intends to release its third quarter of fiscal year 2001 results ended December 31, 2001 on Monday February 11, 2002(ET). In conjunction with this release, Crosswave will host a conference call on Tuesday February 12, 2002(ET), which will be simultaneously broadcast over the Internet. Koichi Suzuki, President, Akio Onishi, Chief Executive Officer, and Yasuharu Fushimi, Chief Financial Officer, will host the call.

Tuesday, February 12, 2002

United States:
9:00 AM Eastern Time
8:00 AM Central Time
7:00 AM Mountain Time
6:00 AM Pacific Time

Japan:
11:00 PM Standard Time

Investors can access the conference call over the Internet through a link in the Investor Relations section of the Company's homepage at http://www.cwc.co.jp/, or through the Vcall website located at http://www.vcall.com. Please allow 15 minutes prior to the call to visit the sites, and download and install any necessary audio software. A replay will be available on Crosswave and Vcall websites for 90 days following the live call.

Crosswave offers broadband data communication services through Japan's first nationwide fiber optic network specifically designed for the high-speed transmission of data traffic. The Company was established in October 1998 by Internet Initiative Japan Inc., Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, end-to-end data communications services to customers in Japan and to take advantage of demand for broadband data communications networks. Crosswave's executive offices are located at Crest Yasuda Bldg., 3-21, Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054.

###

EXHIBIT 2


CROSSWAVE
COMMUNICATIONS

For Immediate Release

Crosswave Completes Construction of Sony Group's Private Network

- Connecting Over 250 of Sony's Stations Through Crosswave's Broadband Network Service in Japan -

TOKYO, February 5, 2002 – Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI) recently completed the construction of Sony Corporation ("Sony", NYSE: SNE) and its group companies' private network. This network links more than 250 stations including Sony's sales and service offices, manufacturing plants, and computer centers located throughout Japan. The construction of the new network was launched in the autumn of 2001 in cooperation with Crosswave Services Inc., its fully-owned subsidiary, Internet Initiative Japan Inc. ("IIJ" NASDAQ: IIJI), and IIJ Technology.

"This was a very significant project for Crosswave. We are very pleased to have the opportunity to contribute to meeting the needs of the Sony Group's IT strategy," said Akio Onishi, CEO of Crosswave. "We believe that the large-scale broadband network we constructed for the Sony Group will accelerate the Group's corporate efficiency."

Based on the new-generation network services such as large-capacity lines in the SONET OC3 (150Mbps) class and the first nationwide Ethernet service, Crosswave will provide for outstanding reliability and flexibility of the network.

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581
E-mail: press@cwc.co.jp URL: http://www.cwc.co.jp/

###

EXHIBIT 3



CROSSWAVE
COMMUNICATIONS

Citigate
Dewe Rogerson

FOR IMMEDIATE RELEASE

CONTACT IN JAPAN
Crosswave Communications Inc.
Kayoko Miyako
Investor Relations/Media Relations
ir@cwc.co.jp
Phone: 81-3-5205-4580

CONTACT IN THE UNITED STATES
Citigate Dewe Rogerson
Robin Weinberg
Phone: US 212-688-6840
robin.weinberg@citigatedr-ny.com

Crosswave Exceeds 3Q01 Revenue Target As the leader in the Japanese Ethernet-service Market

TOKYO and NEW YORK, February 11, 2002 - Crosswave Communications Inc. (NASDAQ: CWCI) ("Crosswave"), a pioneer in broadband data communications in Japan, today announced its financial results for the quarter ended December 31, 2001, the third quarter of its fiscal year 2001. All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information. On February 12, 2002 at 9 a.m. ET, Crosswave's President, Koichi Suzuki, CEO Akio Onishi, and CFO Yasuharu Fushimi will host a conference call to discuss the financial results contained in this release. The conference call will be simultaneously webcast at www.vcall.com and the replay will be available from Crosswave's URL: www.cwc.co.jp .

3Q01 Results Summary

- Revenues for the quarter amounted to JPY 2,964 million (US$ 22.6 million),[*1] an increase of 54.4% from 2Q01, beating the company's target announced in the 2Q01 earnings release. Wide-area Ethernet Platform service was the strongest revenue driver.
- Wide-area Ethernet Platform service grew to have 179 customers contracted as of 3Q01 from 139 as of 2Q01 with an increased number of large-scale contracts such as those with Sony Corporation and Lawson, Inc. Revenue from this service grew 64.7% from 2Q01 to JPY 1,212 million.
- Net loss for the quarter amounted to JPY 2,967 million (US$ 22.6 million) compared to JPY 3,447 million in 2Q01.
- Adjusted EBITDA[*2] for the quarter was JPY (-)2,176 million (US$ (-)16.6 million), compared to adjusted EBITDA of JPY (-)2,246 million in 2Q01.
- The company is currently in intensive negotiation with banks for additional funding of approximately JPY 20 billion. The negotiations continue to move forward.

[*1] The translations of Japanese yen amounts into US dollar amounts are included solely for the convenience of readers and have been made at the rate of JPY 131.04 = $1, the approximate rate of exchange on December 31, 2001.
[*2] Adjusted EBITDA represents operating income (loss) before depreciation and amortization.

Overview and Outlook

Market Overview

The year 2001 marked the beginning of the broadband era in Japan as shown by the increased number of broadband access subscribers to services such as DSL, FTTH and CATV. According to statistics from the Ministry of Public Management, Home

Affairs, Posts and Telecommunications ("MPHPT"), the number of DSL subscribers increased more than 150 times within one year from approximately 10 thousand households to more than 1.5 million households by year-end 2001, and is expected to reach 9.0 million households by year-end 2002. It is expected that the Japanese broadband market will continue to grow rapidly.

In the Japanese corporate network segment, many Japanese blue-chip corporations actively started switching their old network infrastructure to new types of broadband networks. The frame-relay or ATM, which has traditionally dominated corporate network systems in Japan, is currently being replaced by new services and is being shifted towards Ethernet or IP-VPN service. "Crosswave is the pioneer that created the Ethernet market in Japan and remains committed to expanding and maintaining leadership in this market," said Koichi Suzuki, President of Crosswave. "In Japan, as compared to the United States, demand for broadband is more concentrated due to the smaller land area and higher population density. Because of these characteristics of the Japanese market, we believe that Ethernet service became established more easily in Japan and that it will eventually become the prevailing service."

Crosswave's Positioning in the Market

"As demonstrated by the strong growth in revenues and the number of customers, Crosswave has already established a solid reputation for its expertise in building and operating customized corporate networks," said Akio Onishi, CEO of Crosswave. "Sony Corporation, which has one of the most complicated corporate networks in Japan, chose Crosswave to reconstruct its group's entire private network, connecting to more than 250 stations including sales and service offices, manufacturing plants, and computer centers scattered around Japan. Lawson, Inc., one of the top three convenience store operators in Japan with approximately 8,000 stores nationwide, has also recently started using Crosswave's service. Despite the fact that many of our competitors launched similar Ethernet services in late 2001, we believe that Crosswave's operational expertise and experience gained in the past two years have put us far ahead of our competitors. We continue to add as customers leading companies across many different industries in addition to our current major customers in the brokerage, printing or automobile industries in Japan."

Keeping ahead of competitors

Crosswave has already completed the construction of the Tokyo-Nagoya-Osaka route, a part of its Phase II long-distance network. This is where the largest demand for network capacity is expected in Japan. Mr. Onishi added "Using this expanded long-distance network, we are now preparing for the launch of Giga Ether or Terabit-class services. The data centers located in the region are also directly connected to this broadband backbone."

In the area of service development, Crosswave began offering Internet solutions with its Wide-area Ethernet Platform service in October 2001. "We will continue to develop such new value-added services and pursue greater functionality by fully utilizing diversified local access lines to further differentiate ourselves in the market," said Mr. Onishi.

Growth Forecast

"After firmly exceeding our revenue forecast for 3Q01, we remain confident that we can achieve the annual revenue target we previously announced, specifically that our FY01 revenue would be more than triple FY00 revenue of JPY 2,629 million," said Yasuharu Fushimi, CFO of Crosswave. "In looking at the current trends in sales growth, we now estimate FY02 revenue will more than double revenues for FY01 (ending March 2002). We also maintain our forecast that adjusted EBITDA and net earnings will turn positive in FY2003 and FY2004, respectively."

Mr. Fushimi continued, "Considering the current cash position and the future operating cash flow generation, we estimate that an additional approximately JPY 20 billion will be sufficient to implement the future network deployment. We are in intensive negotiations with leading Japanese banks to secure the necessary funding and we see the negotiations are moving forward."

Status of Overview and Outlook

This Overview and Outlook contains forward-looking statements and projections that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, but are not limited to the factors noted at the end of this release and to the risk factors and other information contained in Crosswave's Form 20-F and Form 6-Ks and other documents filed with or furnished to the Securities and Exchange Commission. Crosswave generally keeps its earnings releases publicly available on its Web site (www.cwc.co.jp) but may terminate this practice at any time. Crosswave currently intends to publish its next Overview and Outlook in its 4Q01 earnings release, presently scheduled for May 21, 2002, ET. In conjunction with the 4Q01 earnings announcement, Crosswave will hold a webcast conference made available to the public for listening over the Company's website.

3Q01 Operating Highlights

Steady Expansion of Customer Base

In 3Q01, the total number of customers grew to 191 from 136 in 2Q01, comprised of 169 corporations and 22 network service providers. Of the 191 customers, some of which use multiple Crosswave's services, 163 customers are using the Wide-area Ethernet Platform service as of December 2001. The Wide-area Ethernet Platform service had an additional 16 customers that have already contracted for the service, but are not yet included in the 163 number as service had not yet been provided as of December 31, 2001. Strong relationships with our sales partners also contributed to diversifying and expanding our customer base.

Enhancement of Competitiveness

In October 2001, Crosswave began offering Internet solutions to its Wide-area Ethernet Platform service called "Wide-area Ethernet Platform External Connectivity/Internet Service" and opened the way for integration of private and public network segments of customers. Going forward, Crosswave further plans to start offering various kind of value-added services to attract customers.

Together with Internet Initiative Japan Inc. ("IIJ"), Crosswave in October 2001, tied up with Japan Research Institute, Limited, a leading "think-tank" in Japan, as a partner for providing value-added services. In November 2001, Crosswave revised downward its pricing of its High-speed Backbone service to enhance competitiveness in the market.

Progress in Data Center Deployment

In November 2001, Crosswave launched construction of its Yokohama Data Center, one of Japan's largest data center facilities with a seismic isolation structure meeting the highest Japanese security standard requirement. In addition to the seven data centers currently in operation nationwide, Crosswave plans to open two large-scale data centers in Yokohama and Kawaguchi, both located in the suburbs of Tokyo, in 2003. Outside of Japan, the joint venture among Crosswave, IIJ, IIJ Technology, and the Ayala Group, one of the Philippines' largest conglomerates, opened a new data center in the

Philippines in October 2001.

3Q01 Financial Results

Revenues:

Revenues totaled JPY 2,964 million, an increase of 54.4% from 2Q01 and 269.5% from 3Q00. Due to the customer base diversification, the percentage share of the revenues from IIJ and its subsidiaries and affiliates significantly decreased to 36.6% in 3Q01 compared to 51.6% in 2Q01. IIJ is Crosswave's largest shareholder at 37.9% as well as its largest customer.

Revenue Breakdown (Unit: JPY million)

	3Q01	*2Q01*	*3Q00*
Wide-area Ethernet Platform service	1,212	736	149
Total Network services	2,633	1,647	694
Data Center service	331	273	108
Total Revenue	2,964	1,920	802

Total Network services revenues increased to 2,633 million in 3Q01 from JPY 1,647 million in 2Q01 and from JPY 694 million in 3Q00. In 3Q01, the Company continued to see significant revenues from the Wide-area Ethernet Platform service, which amounted to JPY 1,212 million, up 64.7% from 2Q01, and accounted for approximately 41% of total revenues. The rapid growth in the Wide-area Ethernet Platform service comes from both newly acquired customers and existing customers. Other Network services, including High-speed Backbone service and Dial-up Port service, made steady progress as well.

In 3Q01, Data Center service also grew steadily to JPY 331 million, up 21% from the previous quarter.

Operating cost and expenses:

Cost of data communication services increased to JPY 4,552 million, up 27.3% from 2Q01 and 91.0% from 3Q00. More than 30% of the cost of data communication service was accounted for by lease and maintenance expenses for the IRU (Indefeasible Right of Use) contract Crosswave made with KDDI to lease nationwide dark fiber network currently in operation. This is accounted for as an operating lease.

QoQ change in the cost of data communication services is primarily due to the increase in the payment of local access charges incurred in concurrence with revenue growth. In addition to this, expenses for leasing dark fibers and maintenance and outsourcing expenses in conjunction with network expansion influenced the QoQ increase in cost of data communication services.

Depreciation and amortization expenses increased 13.5% from 2Q01 and 69.2% from 3Q00 to JPY 998 million. The QoQ change is mainly due to the increase in newly added DWDM and SONET equipment for its Phase 2 network.

Sales and marketing expenses slightly decreased 0.2% from 2Q01 and increased 50.9% from 3Q00 to JPY 273 million. In QoQ comparison, personnel expenses increased as the Company enhanced its sales forces but a decrease in advertising expenses more than offset the increase in personnel expenses.

General and administrative expenses remained at the same level as 2Q01 and decreased 3.3% from 3Q00 to JPY 316 million.

Net loss:
Net loss for the quarter improved 13.9% from 2Q01 but increased 25.3% from 3Q00 to JPY 2,967 million. In addition to operating factors, foreign currency exchange gain influenced the QoQ change.

Adjusted EBITDA:
Adjusted EBITDA for the quarter was JPY (-)2,176 million, compared to JPY (-) 2,246 million in 2Q01 and JPY (-)2,089 million in 3Q00.

Capital Expenditures[*3]:
Capital Expenditures for the quarter amounted to JPY 3,245 million, which was primarily spent on the nationwide network including shifting its local access connection style from the time-efficient UNI (User-Network-Interface) to the cost-effective NNI (Network-Network-Interface) connection.

(*3) Crosswave defines Capital Expenditures as expenditures for property and equipment and initial obligations under capital leases and installment loans adjusted for sale and lease/installment back transactions.

Company Information

Crosswave offers broadband data communications services through Japan's first nationwide fiber-optic network specifically designed for the high-speed transmission of data traffic. Crosswave currently operates six data centers nationwide. The Company was established in October 1998 by Internet Initiative Japan Inc., Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, end-to-end data communications services to customers in Japan and to take advantage of demand for broadband data communications networks. Crosswave's executive offices are located at Crest Yasuda Bldg., 3-21, Kanda Nishiki-cho Chiyoda-ku, Tokyo 101-0054.

Certain statements made in this press release that state Crosswave's or its management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Crosswave's and its management's current expectations, assumptions, estimates and projections about its business and the industry in which it operates. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause Crosswave's actual results to differ materially from those contained in any forward-looking statements. These risks, uncertainties and other factors include: that we will not attract a high volume of data traffic; that we may not be able to complete our network development plans as scheduled or we may be forced to modify or abandon some or all of our plans if we are unable to obtain additional capital: that we have a limited operating history and may not be able to implement our business plan or complete proposed network construction; that we may not be able to compete effectively, especially against competitors which have greater financial marketing and other resources than we do; and other risks referred to from time to time in Crosswave's filings with the Securities and Exchange Commission.

Tables to Follow

Appendix 1

CROSSWAVE COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Three Months Ended Dec 31, 2001, Dec 31, 2000 and Sep 30, 2001

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data) (1)

	Year-over-year Comparison						Sequential Comparison		
	Dec 31, 2001			Dec 31, 2000			Sep 30, 2001		
	USD (1)	JPY	% of Total Revenues	JPY	% of Total Revenues	YOY Chg %	JPY	% of Total Revenues	QOQ Chg %
Revenues:									
Data communication services	22,622	2,964,406	100.0%	802,304	100.0%	269.5%	1,920,080	100.0%	54.4%
Cost and expenses:									
Cost of data communication services	34,737	4,551,945	153.5	2,383,793	297.1	91.0	3,576,631	186.3	27.3
Depreciation and amortization	7,616	997,992	33.7	589,762	73.5	69.2	879,273	45.8	13.5
Sales and marketing	2,081	272,765	9.2	180,764	22.5	50.9	273,385	14.2	(0.2)
General and administrative	2,412	316,007	10.7	326,954	40.8	(3.3)	315,992	16.5	0.0
Total cost and expenses	46,846	6,138,709	207.1	3,481,273	433.9	76.3	5,045,281	262.8	21.7
Operating gain (loss)	(24,224)	(3,174,303)	(107.1)	(2,678,969)	(333.9)	18.5	(3,125,201)	(162.8)	1.6
Other income (expenses):									
Gain (loss) on foreign currency exchange	3,043	398,788	13.5	320,175	39.9	24.6	(171,443)	(8.9)	-
Other	(1,467)	(192,291)	(6.5)	(12,298)	(1.5)	1,463.6	(152,485)	(7.9)	26.1
Income (loss) before minority interests and income taxes	(22,648)	(2,967,806)	(100.1)	(2,371,092)	(295.5)	25.2	(3,449,129)	(179.6)	(14.0)
Minority interests in consolidated subsidiaries	6	836	0.0	3,671	0.4	(77.2)	1,739	0.1	(51.9)
Income taxes	-	-	-		-	-	-	-	-
Net income(loss)	(22,642)	(2,966,970)	(100.1%)	(2,367,421)	(295.1%)	25.3%	(3,447,390)	(179.5%)	(13.9%)
Basic Net Loss Per Share		(5,911)		(4,716)			(6,868)		
Basic Net Loss Per ADS Equivalent (2)		(29.55)		(23.58)			(34.34)		
Weighted Average Number of Shares		501,960		501,960			501,960		
Weighted Average Number of ADS Equivalents (2)		100,392,000		100,392,000			100,392,000		

Note (1):The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Dec 31, 2001 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 131.04 = $1, the approximate rate of exchange on Dec 31, 2001.

Note (2):Each ADS is equal to 1/200th of a share of common stock.

CROSSWAVE COMMUNICATIONS

Appendix 2

CROSSWAVE COMMUNICATIONS INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

As of Dec 31, 2001, Dec 31, 2000 and Sep 30, 2001
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) *(1)*

	Dec 31, 2001			Dec 31, 2000		Sep 30, 2001	
	USD *(1)*	JPY	%	JPY	%	JPY	%
ASSETS							
Current assets:							
Cash and cash equivalents	98,067	12,850,690	20.9 %	28,246,610	46.6 %	16,408,664	28.1 %
Short-term investments	3,052	399,918	0.6	-	-	499,779	0.9
Accounts receivable-net	11,538	1,511,975	2.5	2,454,826	4.0	2,363,081	4.0
Other current assets	7,658	1,003,536	1.6	855,883	1.4	720,467	1.2
Total current assets	120,315	15,766,119	25.6	31,557,319	52.0	19,991,991	34.2
Property and equipment-net	334,451	43,826,407	71.3	28,011,343	46.2	36,550,577	62.5
Deposits and other assets	14,587	1,911,499	3.1	1,090,867	1.8	1,941,123	3.3
Total	469,353	61,504,025	100.0 %	60,659,529	100.0 %	58,483,691	100.0 %
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current liabilities:							
Capital lease obligations-current portion	22,935	3,005,415	4.9	3,974,050	6.5	2,652,443	4.5
Long-term debt-current portion	2,233	292,612	0.5	236,028	0.4	294,427	0.5
Accounts payable	70,102	9,186,207	14.9	1,398,412	2.3	4,618,580	7.9
Accrued expenses	49,956	6,546,282	10.6	4,861,310	8.0	6,108,149	10.5
Other current liabilities	5,729	750,765	1.2	107,128	0.2	957,378	1.6
Total current liabilities	150,955	19,781,281	32.1	10,576,928	17.4	14,630,977	25.0
Capital lease obligations-noncurrent	101,182	13,258,890	21.6	9,286,558	15.3	12,354,676	21.1
Long-term debt- noncurrent	58,765	7,700,547	12.5	7,740,439	12.8	7,774,881	13.3
Other noncurrent liabilities	280	36,728	0.1	-	-	29,446	0.1
Total liabilities	311,182	40,777,446	66.3	27,603,925	45.5	34,789,980	59.5
Minority interest	587	76,885	0.1	92,252	0.2	77,721	0.1
Shareholders' equity:							
Common stock	232,712	30,494,526	49.6	30,494,526	50.3	30,494,526	52.1
Additional paid-in capital	139,788	18,317,795	29.8	18,317,795	30.2	18,317,795	31.4
Accumulated deficit	(214,941)	(28,165,922)	(45.8)	(15,847,475)	(26.2)	(25,198,952)	(43.1)
Accumulated other comprehensive income	25	3,295	0.0	(1,494)	(0.0)	2,621	0.0
Total shareholders' equity	157,584	20,649,694	33.6	32,963,352	54.3	23,615,990	40.4
Total	469,353	61,504,025	100.0 %	60,659,529	100.0 %	58,483,691	100.0 %

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to Dec 31, 2001 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY131.04 =$1, the approximate rate of exchange on Dec 31, 2001.



CROSSWAVE
COMMUNICATIONS

CROSSWAVE COMMUNICATIONS INC.

Appendix 3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Three Months Ended Dec 31, 2001, Dec 31, 2000 and Sep 30, 2001

(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) *(1)*

	Dec 31, 2001		Dec 31, 2000	Sep 30, 2001
	USD *(1)*	JPY	JPY	JPY
Operating Activities:				
Net loss	(22,642)	(2,966,970)	(2,367,421)	(3,447,390)
Depreciation and amortization	7,616	997,992	589,762	879,273
Unrealized foreign currency exchange (gain) loss	(3,047)	(399,279)	(409,539)	170,399
Minority interest in net loss of consolidated subsidiaries	(6)	(836)	(3,671)	(1,739)
Decrease (increase) in accounts receivable	2,780	364,249	(498,770)	(893,721)
Decrease (increase) in other current assets	(2,157)	(282,588)	(264,139)	(111,040)
Increase (decrease) in accounts payable	2,450	321,088	(153,452)	297,824
Increase (decrease) in accrued expenses and other current liabilities	3,706	485,696	826,785	945,574
Increase (decrease) in other noncurrent liabilities	56	7,282	-	7,283
Net cash provided by (used in) operating activities	(11,244)	(1,473,366)	(2,280,445)	(2,153,537)
Investing Activities:				
Purchase of property and equipment	(24,543)	(3,216,096)	(2,941,715)	(4,116,790)
Payments of deposits	(145)	(19,063)	(66,790)	(71,321)
Decrease (increase) in other assets, net	(2,729)	(357,596)	(70,764)	86,682
Proceeds from sale and lease/installment back	14,499	1,899,896	-	4,498,053
Net cash provided by (used in) investing activities	(12,918)	(1,692,859)	(3,079,269)	396,624
Financing Activities:				
Principal payments under capital leases	(5,448)	(713,857)	(430,908)	(620,974)
Principal payments under installment loans	(581)	(76,149)	-	(69,392)
Stock offering expenses	-	-	(211,296)	-
Net cash provided by (used in) financing activities	(6,029)	(790,006)	(642,204)	(690,366)
Effect of Exchange Rate Changes on Cash	3,039	398,257	529,250	(170,632)
Net Increase (Decrease) in Cash and Cash equivalents	(27,152)	(3,557,974)	(5,472,668)	(2,617,911)
Cash and Cash equivalents at Beginning of Period	125,219	16,408,664	33,719,278	19,026,575
Cash and Cash equivalents at End of Period	98,067	12,850,690	28,246,610	16,408,664

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Dec 31, 2001 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY131.04 =$1, the approximate rate of exchange on Dec 31, 2001.


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